The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/06

Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund’s Annual Stockholders meeting was held on November 29, 2005, at 405 Lexington Avenue, New York, New York 10174. As of October 17, 2005, the record date, outstanding shares of common stock (“shares”) of the Fund were 2,473,504. Holders of 2,107,413 shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The stockholders voted on one proposal. The stockholders elected two Directors to the Board of Directors.

The following table provides information concerning the matters voted on at the meeting:

I.	Election of Directors

Nominee	For	Withheld
Phillip Goldstein	2,504,177	53,236

Glenn Goodstein	2,054,177	53,236